EXHIBIT 4.6

PUT AND CALL OPTION AGREEMENT

THIS AGREEMENT (this “Agreement”), dated as of April 11, 2006, is entered into by and between Discus Holdings, Inc., a California corporation (“Discus”) and American Medical Technology, Inc, a Delaware corporation (“AMT”).

RECITALS

WHEREAS, Discus owns one hundred percent (100%) of the issued and outstanding shares (the “Target Shares”) of capital stock of Spectrum Dental, Inc., a California corporation (the “Target”).

WHEREAS, subject to the terms and conditions of this Agreement (i) Discus desires to acquire a put-option to require AMT to purchase the Target Shares (the “Put Option”), and (ii) AMT desires to acquire a call-option to require Discus to sell the Target Shares to AMT (the “Call Option” and together with the Put Option, the “Options”).

WHEREAS, Discus, AMT and Target are parties to that certain Exclusive License Agreement dated as of the date hereof (the “License Agreement”).

AGREEMENT

 NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, represent and warrant as follows:

ARTICLE I

OPTIONS

1.1                                 Put Option. Subject to the terms and conditions of this Agreement, AMT hereby grants the Put Option to Discus, such Put Option (i) giving Discus the right to sell the Target Shares to AMT and (ii) obligating AMT to purchase the Target Shares from Discus, in each case accordance with the terms of this Agreement.

1.2                                 Call Option. Subject to the terms and conditions of this Agreement, Discus hereby grants the Call Option to AMT, such Call Option (i) giving AMT the right to purchase the Target Shares from Discus and (ii) obligating Discus to sell the Target Shares to AMT, in each case accordance with the terms of this Agreement.

1.3                                 Option Exercise Price. The exercise price for the Options (the “Exercise Price”) is set forth in the schedules below. The date of the exercise notice shall be deemed the date of the first exercise of an Option for purposes of determining the Option Exercise Price.

In the event that the all cash provision is elected pursuant to Section 1.4(a) below, then the following schedule shall determine the Exercise Price:

Date of Exercise	Exercise Price
April 11, 2007 – April 10, 2008	$2,300,000.00
April 11, 2008 – April 10, 2009	$2,415,000.00
April 11, 2009 – April 10, 2010	$2,535,750.00
April 11, 2010 – April 10, 2011	$2,662,537.50

In the event that the cash and stock provision is elected pursuant to Section 1.4(b) below, then the following schedule shall determine the “Cash Component” and the Exercise Price:

Date of Exercise	Cash Component	Exercise Price
April 11, 2007 – April 10, 2008	$500,000	$2,300,000.00
April 11, 2008 – April 10, 2009	$525,000	$2,415,000.00
April 11, 2009 – April 10, 2010	$551,250	$2,535,750.00
April 11, 2010 – April 10, 2011	To Come	$2,662,537.50

1.4                                 Form of Exercise Price. The form of the Exercise Price shall be either:

(a)                                  all cash; or

(b)                                 the Cash Component, as determined pursuant to Section 1.3 above, and 3,000,000 shares of capital stock of AMT as adjusted pursuant to Section 1.5 below (the “Stock Component”), provided, however, that if the Cash Component plus the value of the Stock Component, based on the average per share trading value of such stock for the thirty days preceding the Closing is less than the Exercise Price, as determined pursuant to Section 1.3 above, AMT shall issue such additional shares as is necessary to ensure that the Cash Component and the value of the total shares of stock to be issued equals the Exercise Price.

1.5                                 Adjustment of Stock Component. The Stock Component shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)                                  Adjustment for Dividends in Stock or Other Securities or Property. In case at any time or from time to time on or after the date hereof the holders of the common stock of AMT shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of AMT by way of dividend, then and in each case, the Stock Component shall increase by the amount of such other or additional stock or other securities or property (other than cash) of AMT in proportion to the original 3,000,000 shares of capital stock of AMT.

(b)                                 Stock Splits and Reverse Stock Splits. If at any time on or after the date hereof AMT shall subdivide its outstanding shares of capital stock into a greater number of shares, the Stock Component receivable upon exercise of the Options shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of shares of capital stock shall be combined into a smaller number of shares, Stock Component receivable upon exercise of the Options shall thereby be proportionately decreased.

1.6                                 Exercise of Options.

(a)                                  Election of Form of Exercise Price

(i)                                     the form of the Exercise Price shall be as stated under Section 1.4(b), unless the parties mutually agree to an all cash Exercise Price as stated under Section 1.4(a).

(ii)                                  In the event that AMT elects to exercise its Call Option, the form of the Exercise Price shall be either as stated under Section 1.4(a) or Section 1.4(b) at Discus’ sole election.

(b)                                 Notice. The exercise of either Option shall be effected by written notice from the exercising party to the other party of the exercising party’s intention to exercise its Option (the “First Notice”). From the date of the First Notice, each party shall conduct confirmatory due diligence as it deems necessary, modify the Stock Purchase Agreement which shall govern the sale of the Target Shares (the “Stock Purchase Agreement”) to be in substantially the form set forth as Exhibit A hereto, as necessary, update the disclosure schedules to the Stock Purchase Agreement, and identify and obtain all material third party consents to the transactions. The parties shall use reasonable best efforts to complete the foregoing items within forty-five (45) days of the First Notice, provided however, that such period of time may be extended for an additional fifteen (15) days if either party in good faith determines that additional time is needed to complete its diligence efforts. The foregoing period of time is hereby referred to as the “Diligence Period.”   Notwithstanding anything to the contrary in this Agreement, AMT shall not have the right to exercise its Call Option if AMT’s shares of capital stock are then trading at less than $0.60 per share or the average trading price of AMT’s shares of capital stock during the preceding 30 day period is less than $0.60 per share, as adjusted for reverse stock splits and other recapitalization events.

(c)                                  Time. Neither party may exercise their respective Option before April 11, 2007. The Options shall terminate and expire on the earlier to occur of (x) the termination or expiration of the License Agreement or (y) 5 years from the date hereof.

(d)                                 Closing. Upon the expiration of the Diligence Period, the exercising party shall provide a second written notice to the other party, which shall state whether it has elected or declined to proceed with the transaction based upon the updated diligence review and disclosure schedules (the “Second Notice”). Neither Option shall be deemed to have been exercised if the Second Notice states that such party has declined to proceed with the transaction. Discus, if it is not the exercising party, shall deliver written notice to AMT after receipt of the Second Notice, as to the form of the Exercise Price pursuant to Section 1.6(a) hereof. Thereafter, the Closing of the sale of the Target Stock shall occur within twenty (20) days of the delivery of the Second Notice pursuant to the terms and conditions set forth in the Stock Purchase Agreement with such changes and additions as are reasonably necessary to account for the final Exercise Price, necessary consents and approvals, changed dates and other changed circumstances as identified during the Diligence Period.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF DISCUS

Discus represents and warrants to AMT that the following are true and correct as of the date hereof:

2.1                                 Organization. Discus is a corporation duly incorporated, validly existing and in good standing under the laws of California and has all necessary corporate power and authority to enter into and perform this Agreement.

2.2                                 Authorization. The execution and delivery of this Agreement, and the performance by Discus of its obligations hereunder have been duly authorized by all requisite corporate action on the part of Discus.

2.3                                 Enforceable Obligations. This Agreement has been duly executed and delivered by Discus and constitutes the legal, valid and binding obligation of Discus enforceable against Discus in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.4                                 Title to Target Shares. Discus is the sole record and beneficial owner of all of the Target Shares, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws), lien, charge or other encumbrance. Discus is not a party to any option, warrant, purchase right, or other contract or commitment that could require Discus to sell, transfer, or otherwise dispose of any common stock of the Target (other than this Agreement). Discus is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Target Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AMT

AMT hereby represent and warrant to Discus that the following are true and correct as of the date hereof:

3.1                                 Organization. AMT is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all necessary corporate power and authority to enter into and perform this Agreement.

3.2                                 Authorization. The execution and delivery of this Agreement, and the performance by AMT of its obligations hereunder have been duly authorized by all requisite corporate action on the part of AMT.

3.3                                 Enforceable Obligations. This Agreement has been duly executed and delivered by AMT and constitutes the legal, valid and binding obligation of AMT enforceable against AMT in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

ARTICLE IV

MISCELLANEOUS

4.1                                 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that AMT may not assign its obligations hereunder without the prior written consent of Discus. Any assignment in contravention of this provision shall be void.

4.2                                 Notices. Except to the extent otherwise provided herein, any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by fax, federal express, registered or certified mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To Discus: Discus Holdings, Inc. 8550 Higher Street Culver City, CA 90232 Attention: Kenneth L. Rosenblood, Chief Operating Officer
With a copy to: Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, CA 90064 Attention: Harold Reichwald, Esq.
To AMT: American Medical Technologies, Inc. 5655 Bear Lane Corpus Christi, Texas 78405 Attention: Roger W. Dartt, President and Chief Executive Officer
With a copy to: Page, Murphree, Byerly & Hansen Two Riverway, Suite 1700 Houston, Texas 77056 Attention: James Hansen, Esq.

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally; (b) three (3) business days after being sent, if sent by registered or certified mail; or (c) on the date of actual receipt, if delivered by any other method.

4.3                                 Entire Agreement: Amendments; Attachments.

(a)                                  This Agreement and Exhibits hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. Discus and AMT may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by Discus and AMT.

(b)                                 The Exhibits attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

4.4                                 Expenses. Except as otherwise expressly provided herein, Discus and AMT shall each pay their own expenses in connection with this Agreement and the transactions contemplated hereby.

4.5                                 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

4.6                                 Section Headings. The section headings are for the convenience of the parties hereto and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties hereto.

4.7                                 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

4.8                                 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

AMERICAN MEDICAL TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ Roger W. Dartt
Name: Roger W. Dartt
Title: President

DISCUS HOLDINGS, INC.,
a California corporation

By:	/s/ Kenneth L. Rosenblood
Name: Kenneth L. Rosenblood
Title: Chief Operating Officer

Exhibit A

Form of Stock Purchase Agreement